SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVE.
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TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com
FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

August 4, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original document pertaining to GISSA:

1. GISSA press release, dated July 28, 2003, outlining the financial results for the three and six month periods ended on June 30, 2003.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Regards,

Edward R. Flagg

(Enclosure)

cc: Manuel I. Fernández Pérez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5419879v1

GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo Reports Second Quarter 2003 Results

Saltillo, Mexico, July 28, 2003 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three- and six-month periods ended June 30, 2003[1].

Second Quarter 2003 Financial Highlights

- Revenues were Ps.1,520 million, a decline of 12% when compared year-over-year. In dollar terms, revenues declined year-over-year by 17% to US$145 million.
- Operating income totaled Ps.37 million, an 84% year-over-year decrease. Operating margin was 2%, compared with 13% in 2002. In dollar terms, operating income was US$4 million, an 85% year-over-year decline.
- EBITDA was Ps.182 million, a 49% year-over-year decrease. EBITDA margin fell to 12%, from 21% in 2002. In dollar terms, EBITDA was US$17 million, a 52% year-over-year decline.
- Net majority income was Ps.100 million (US$10 million), or a gain per ordinary share of Ps.0.35 (US$0.20 perADR´s). This compares with a net majority loss of Ps.4 million (US$0.4) for 2Q02, or a loss per ordinary share of Ps.0.02 (US$0.01 per ADS).

Second Quarter 2003 Earnings Conference Call

Date:	Tuesday, July 29, 2003
Time:	11:00 AM US EST, 10:00 AM Mexico City Time
Dial Information:	(800) 344-1005 (US participants) (706) 634-1333 (International participants)
Passcode:	1887080
Tape Playback:	Starting at 1:30 PM US EST on Tuesday, July 29, 2003, through Midnight US EST on Tuesday, August 5, 2003. Dial-in: (800) 642-1687 (US participants); (706) 645-9291 (International participants). Passcode: 1887080.

[1] *Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with* Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of June 30, 2003. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

SECOND QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 2Q03 declined year-over-year by 12% to Ps.1,520 million. Revenues declined year-over-year by 9% at the Building Materials Division, by 18% at the Metal and Automotive Division and by 10% at the Housewares Division.

The decrease in revenues at the Metal and Automotive Division resulted from the 30% reduction in volumes sold at the Gasoline Iron Engine Blocks and Heads business. As previously mentioned, this reduction was related to lower forecasted demand from customers such as Chrysler, General Motors and Ford. Volumes at the Diesel Iron Engine Blocks and Heads business declined by 11% as a result of weak US demand. At the Aluminum business, volumes increased by 24% reflecting the continuing ramping up of operations.

The decline in revenues at the Building Materials Division, was a result of year-over-year volume declines of 12% and 16% at the Water Heaters and Bathroom Fixtures businesses, respectively. Sales volumes increased by 10% at Ceramic Tiles.

Revenues for the quarter also reflect the sharp reduction in sales at the pipe fittings operation as a result of the Company's decision last year to discontinue this non-core operation.

For the six-months, consolidated revenues amounted to Ps.3,231 million, a 7% decline from the same period last year.

During the second half of the year, management expects revenues to improve slightly based on the expected recovery in sales at the Building Materials Division.

Table 1: Total Sales

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Revenues (Million Pesos)	1,520	1,711	1,737	(12%)	(11%)	3,231	3,460	(7%)
Metal and Automotive	*583*	*599*	*712*	*(18%)*	*(3%)*	*1,182*	*1,344*	*(12%)*
Building Materials	*706*	*856*	*773*	*(9%)*	*(18%)*	*1,562*	*1,601*	*(2%)*
Housewares	*231*	*257*	*257*	*(10%)*	*(10%)*	*488*	*515*	*(5%)*
Domestic Sales	786	958	919	(15%)	(18%)	1,744	1,898	(8%)
Exports	734	753	818	(10%)	(3%)	1,487	1,562	(5%)
Revenues (Million Dollars)	145	158	176	(17%)	(8%)	303	354	(14%)
Metal and Automotive	*56*	*55*	*72*	*(22%)*	*1%*	*111*	*137*	*(19%)*
Building Materials	*68*	*79*	*78*	*(14%)*	*(14%)*	*146*	*164*	*(11%)*
Housewares	*22*	*24*	*26*	*(15%)*	*(6%)*	*46*	*53*	*(13%)*
Volume								
Metal and Automotive				*(20%)*	*2%*			*(19%)*
Building Materials				*0%*	*(12%)*			*2%*
Housewares				*(3%)*	*(10%)*			1%

Operating Income (EBIT)

Operating income for 2Q03 decreased year-over-year by 84%, to Ps.37 million. As a result, operating margin declined to 2%, down from 13% in 2Q02.

The 84% year-over-year decline in EBIT is explained mainly by:

- The above mentioned decline in revenues;
- Lower absorption of direct costs and overhead expenses at Metal and Automotive Division, costs overruns from production problems at the Aluminum and Diesel Engine Blocks & Heads businesses as well as at the Bathroom Fixtures business, and higher cost of imported raw materials;
- Higher depreciation cost related to the new aluminum engine blocks and San Luis Potosí ceramic tile plants;
- A 4% increase in average salaries of non-unionized employees to adjust to market levels; and consulting fees in connection with strategic and corporate projects;
- The ramping-up of the ceramic tiles plant in San Luis Potosí and the EV-6 aluminum foundry. Management expects to reach break-even at the ceramic tiles plant by the end of 3Q03 and at the aluminum foundry by 4Q03; and
- A Ps.8 million gain for 2Q02 from natural gas swap contracts at the Ceramic Tiles business. This gain was recognized as part of cost of goods sold of instead of as part of the Comprehensive Financial Cost. Beginning in 3Q02, it is recognized within the CFC.

Operating income for the six months was Ps.190 million, a 61% year-over-year decrease. Operating margin was 6% compared with 14% in the same period last year.

EBITDA for 2Q03 declined year-over-year by 49% to Ps. 182 million. EBITDA margin was 12%, compared with 21% for 2Q02.

For the six-months, EBITDA was Ps.477 million, a 35% decline compared to the same period last year. EBITDA margin was 15%, compared with 21% in the same period last year.

During the second half of the year, management expects to undertake several cost control measures, including a major reduction in the workforce to adjust the cost structure to the current level of activity, which will result in higher severance payment costs while the restructuring is taking place. In the medium and long term, management expects to achieve important cost savings from these measures. In addition to new contracts with OEMs and additional clients obtained for the ductile iron foundry plant, the Company continues strengthening and further developing its marketing and distribution capabilities. Other cost items expected to decline include consultant fees, and leasing. In addition, Management expects operating results to benefit from the implementation of quality improvements associated with the start up of the new Aluminum Blocks and Heads plant as well as introduction of quality measures at the Diesel Blocks and Heads businesses.

Table 2: Operating Income and EBITDA

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Operating Income								
Million Pesos	37	153	233	(84%)	(76%)	190	482	(61%)
Margin	*2%*	*9%*	*13%*			*6%*	*14%*	
Million Dollars	4	14	24	(85%)	(75%)	18	49	(64%)
EBITDA								
Million Pesos	182	295	359	(49%)	(38%)	477	732	(35%)
Margin	*12%*	*17%*	*21%*			*15%*	*21%*	
Million Dollars	17	27	36	(52%)	(36%)	45	75	(40%)

Comprehensive Financial Cost (CFC)

The 3% appreciation of the peso against the U.S. Dollar for the quarter resulted in a non-cash foreign exchange rate gain of Ps.102 million.

According to Bulletin C-2 issued in 2002 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to recognize the difference between the market price at the swap contract price at the end of each reporting period as a financial gain or loss for the period. For 2Q03, the Company posted a Ps.17 million loss from this marking to market.

Last year the accounting for the mark-to-market was recognized on an accrual basis as part of cost of goods sold instead of as part of the Comprehensive Financial Cost. For 2Q02, the Company reported a Ps.8 million gain which was included within cost of goods sold.

As a result, CFC for the quarter was Ps.79 million, compared with a loss of Ps.258 million for the same period last year.

For the six-months, CFC represented a loss of Ps.13 million, compared with a loss of Ps.238 in the first half of 2002.

Almost all of the Company's bank debt (US$256 million) is US$ denominated, of which 94% is long-term debt. In addition, 46% of consolidated revenues are tied to the US dollar.

Table 3: Comprehensive Financial Cost

	2Q03	1Q03	2Q02	6-mo 2003	6-mo 2002
CFC	(79)	92	258	13	238
Financial Expenses	27	29	32	56	75
Financial Income	(23)	(26)	(23)	(49)	(42)
Foreign Exchange Fluctuation	(102)	81	255	(21)	237
Derivatives	17	21	0	38	0
Monetary Loss	1	(12)	(6)	(11)	(32)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.100 million, or a net income margin of 7%, compared with net loss of Ps.4 million for the same quarter last year.

For the six-months, net majority income was Ps. 131 million, compared with Ps.144 million in the same period last year.

Capital Expenditures and Dividends

During the quarter, the Company made capital investments of a total of US$21 million. Of these, US$10 million were invested in the new auto parts foundry; US$4 million in the new aluminum foundry; and US$7 million for general maintenance purposes.

Capital expenditures for the six-month period was Ps.39 million. Of these, US$21 million were invested in the new auto parts foundry; US$9 million in the aluminum foundry; and US$9 million for general maintenance purposes.

During the second quarter, the Company paid a cash dividend of Ps.170 million, or Ps.0.60 per outstanding share, as decided in the Annual Shareholder Meeting held on April 29, 2003. At the time of payment, this represented a 4.2% dividend yield.

METAL AND AUTOMOTIVE DIVISION

For 2Q03, revenues of the Metal and Automotive Division represented 38% of the Company's consolidated net sales.

Revenues

Revenues for 2Q03 declined year-over-year by 18% to Ps 583 million. This was mainly due to the expected 30% decrease in volumes sold at the Gasoline Iron Blocks and Heads business, as Chrysler, Ford and General Motors reduced their demand as announced in previous two quarters. These three customers had forecasted weak volumes for 2003. The Company expects sales volumes at this business to recover during the first half of 2004 when it will start production under the new contracts with Toyota and Chrysler. Volumes sold at the Diesel Iron Engine Blocks and Heads business declined by 11%, principally due to a 17% decline in volumes sold to Detroit Diesel resulting from weak US demand.

The decline in revenues at the Gasoline Iron Blocks and Heads businesses also resulted from pricing pressures at General Motors and Chrysler. The decline in revenues from John Deere reflected an unfavorable product mix.

At the Aluminum business, volumes increased by 24%, reflecting steady demand from existing GEN III castings, as well as additional sales from the ramping up of the new EV-6 blocks and heads plant.

For the six-month period, revenues decreased by 12% to Ps.1,182 million. This decline was caused by the 33% reduction in sales volumes at the Gasoline Iron Engine Blocks and Heads business, resulting from lower sales and pricing pressures from OEMs, as described above.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to remain weak for the remainder of the year in line with difficulties at Volkswagen and Chrysler, who are loosing market share in certain platforms. At the Diesel Iron Engine Blocks and Head business, management expects volumes sold to Detroit Diesel and John Deere to remain weak, reflecting slow US demand. Volumes sold to Caterpillar are expected to continue improving as originally planned as they continue to outsource production.

In addition, by the end of the third quarter of 2003, management expects to begin prodcution at the new auto parts facility.

Although volumes at the Aluminum Blocks and Head business have improved year-over-year sales, sales at the new aluminum facility original expectations by approximately 25% and are not expected to achieve original targets due to slow demand from General Motors in the US and Canada.

Table 4: Sales - Metal and Automotive Division

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Sales (Million Pesos)	583	599	712	(18%)	(3%)	1,182	1,344	(12%)
Sales (Million Dollars)	56	55	72	(22%)	1%	111	137	(19%)
*Iron Engine B & H (Gasoline)**	*22*	*22*	*36*	*(40%)*	*0%*	*44*	*73*	*(40%)*
*Aluminum Heads (Gasoline)**	*15*	*14*	*13*	*22%*	*12%*	*29*	*24*	*20%*
*Iron Engine B & H (Diesel)**	*13*	*15*	*15*	*(12%)*	*(14%)*	*27*	*26*	*5%*
Volume								
Iron Engine B & H (Gasoline)				*(30%)*	*5%*			*(33%)*
*Aluminum Heads (Gasoline)**				*24%*	*25%*			*15%*
Iron Engine B & H (Diesel)				*(11%)*	*(12%)*			*7%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

For the quarter, the Division posted an operating loss of Ps.13 million, compared with an operating gain of Ps.120 million. Operating margin for the quarter was negative 2%, compared with 17% for the same quarter last year. The reduction in operating income is explained by:

- The decline in sales described above;
- Lower absorption of semi-variable costs and overhead expenses as a result of the drop in sales, particularly at the Gasoline Iron Blocks and Heads business;
- Increased direct costs stemming from quality problems at the Aluminum and Diesel Engine Blocks businesses;
- Higher depreciation originated by the new aluminum engine blocks plant;
- A 4% increase in average salaries of non-unionized employees to adjust to market levels;
- Additional costs at the Aluminum Engine Blocks business as it ramps-up the operation of the EV-6 production plant. Sales for this project started late 1Q03. Management continues to expect this plant to reach break even by the end of 2003.

EBITDA for the quarter was Ps.55 million, a 70% decline from Ps.181 million in 2Q02. EBITDA margin was 9%, compared with 25% in the year ago quarter.

For the first six months of the year, operating income decreased year-over-year by 94%, to Ps.183 million, while operating margin dropped to 1%, from 14% in the first half of 2002. EBITDA decreased year-over-year by 54%, to Ps.143 million, with EBITDA margin dropping year-over-year to 12% from 23%.

For the second half of the year, management believes operating income is likely to show a slight improvement as production inefficiencies impacting quality are addressed and resolved and the reorganization and cost control program discussed above is implemented. This will result in higher severance payment costs while the restructuring is taking place. However, in the medium and long term, management expects to achieve important savings from these measures.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Operating Income								
Million Pesos	(13)	24	120	NA	NA	11	183	(94%)
Margin	*(2%)*	*4%*	*17%*			*1%*	*14%*	
Million Dollars	(1)	2	12	NA	NA	1	19	(95%)
EBITDA								
Million Pesos	55	88	181	(70%)	(38%)	143	309	(54%)
Margin	*9%*	*15%*	*25%*			*12%*	*23%*	
Million Dollars	5	8	18	(71%)	(35%)	13	32	(58%)

BUILDING MATERIALS DIVISION

For 2Q03, revenues of the Building Materials Division represented 46% of the Company's consolidated net sales.

Revenues

Revenues for 2Q03 were Ps.706 million, a 9% year-over-year decline. The 10% drop in revenues at the Bathroom Fixtures business and 7% at the Water Heaters business, more than offset the 7% increase in revenues at the Ceramic Tiles Division.

Sales volumes at the Ceramic Tiles business increased 10%. Although pricing pressures moderated during the quarter, revenues were also negatively impacted by an unfavorable sales mix as a result of stronger demand of low end products in response to the remodeling and low-end housing programs.

Sales volumes at the Water Heaters business declined by 12% reflecting the market's negative reaction to the approximately 4% price increase early in the quarter. In addition, revenues in Mexico also were negatively impacted by increased competition. Cinsa, the Division's second brand increased its market share driven by higher demand of low end products.

At the Bathroom Fixtures business, sales volumes declined by 16% as a result of increased competition at the low-end market. This decline was partially offset by a favorable sales mix as the prices at the intermediate and high-end markets remained stable.

In addition, the decline in revenues also reflects the Company's decision last year of discontinuing the non-core pipe-fitting operation. Revenues of this segment for 2Q02 represented less than 5% of the division's total sales.

For the six-month period, revenues declined by 3% to Ps.1,562 million, from Ps.1,601 million for 2Q02.

For the second half of the year, management expects sales volumes to improve at the division's three businesses, while prices are anticipated to remain stable. Given the seasonality effect, revenues at the Water Heaters and Ceramic Tiles operations are higher during the third and fourth quarters. In addition, the Company expects to launch value added Calorex water heaters that are likely to improve weighted average prices. During the second half of the year, management also expects to recover sales from certain distributors lost to the competition.

Table 6: Sales - Building Materials Division

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Sales (Million Pesos)	706	856	773	(9%)	(18%)	1,562	1,601	(2%)
*Ceramic Tiles**	*439*	*466*	*409*	7%	(6%)	*905*	*849*	7%
*Bathroom Fixtures**	*131*	*141*	*145*	(10%)	(7%)	*272*	*284*	(4%)
*Water Heaters**	*114*	*172*	*122*	(7%)	(34%)	*287*	*287*	0%
Sales (Million Dollars)	68	79	78	(14%)	(14%)	146	164	(11%)
*Ceramic Tiles**	*42*	*43*	*41*	2%	(2%)	*85*	*87*	(2%)
*Bathroom Fixtures**	*12*	*13*	*15*	(15%)	(4%)	*25*	*29*	(12%)
*Water Heaters**	*11*	*16*	*12*	(12%)	(31%)	*27*	*29*	(9%)
Volume								
Ceramic Tiles				10%	(5%)			9%
Bathroom Fixtures				(16%)	(9%)			(12%)
Water Heaters				(12%)	(35%)			(2%)

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for 2Q03 declined by 56% to Ps.36 million, from Ps. 82 million in 2Q02. Operating margin declined to 5% from 11% in the same period last year.

The 56% reduction in operating income was principally due to:

- Higher depreciation cost originated by the San Luis Potosí ceramic tiles plant;
- Higher direct costs stemming from quality problems at the Bathroom Fixtures business;

- A Ps.8 million gain for 2Q02 from natural gas swap contracts at the Ceramic Tiles business. This gain was recognized as part of cost of goods sold of instead of as part of the Comprehensive Financial Cost. Beginning in 3Q02, it is recognized within the CFC;
- The impact of the year-over-year devaluation of the Mexican peso on the direct cost of imported raw materials, in particular at the Ceramic Tiles business; and
- Higher overhead and semi-variable expenses in connection with the ramping-up of the new ceramic tiles plant, Management expects to reach break-even at the ceramic tiles plant by the end of 3Q03.

EBITDA for the quarter declined year-over-year by 27%. EBITDA margin was 14% compared to 17% for 2Q02.

For the six-month period, operating income was Ps.141 million, an year-over-year decline of 38%. Operating margin was 9%, down from 14% last year. EBITDA declined by 19% to Ps.261 million, from Ps.323 million in the same period of 2002. EBITDA margin declined year-over-year to 17% from 20%.

For the second half of the year, management expects operating income to improve reflecting the complete closing of the Saltillo Ceramic Floor Tiles plants and transfer of the remainder production to the new, more efficient ceramic plants. Additionally, the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely recovery in orders from Calorex distributors, and increased volumes at Cinsa water heaters, driven by the low-end Federal housing program are expected to improve operating performance during the second half of the year.

Operating income is also expected to improve as the reorganization and cost control program discussed above is implemented.

Table 7: Operating Income and EBITDA - Building Materials Division

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Operating Income								
Million Pesos	36	105	82	(56%)	(66%)	141	228	(38%)
Margin	*5%*	*12%*	*11%*			*9%*	*14%*	
Million Dollars	3	10	8	(59%)	(64%)	13	23	(44%)
EBITDA								
Million Pesos	95	166	131	(27%)	(42%)	261	323	(19%)
Margin	*14%*	*19%*	*17%*			*17%*	*20%*	
Million Dollars	9	15	13	(31%)	(40%)	24	33	(26%)

HOUSEWARES DIVISION

For 2Q03, revenues of the Housewares Division represented 15% of the Company's consolidated net sales.

Revenues

Revenues for 2Q03 declined year-over-year by 10% to Ps.231 million. Revenues at the Kitchenware business declined year-over-year by 15% due to competition from Asian

imports of light gage enamel on steel products. Revenues were also negatively impacted by weak demand in May resulting from the price increase implemented in April, and which was eliminated the following month. Revenues at the Tableware business decreased by 7% during the same period reflecting weak demand and pricing pressures.

For the six-month period, revenues were Ps.488 million, a 5% year-over-year decline from Ps.515 million.

For the second half of the year, management expects sales to remain weak as a result of continued pricing pressures, particularly for light gage enamel on steel products.

Table 8: Sales - Housewares Division

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Sales (Million Pesos)	231	257	257	(10%)	(10%)	488	515	(5%)
*Kitchenware Products**	*151*	*171*	*177*	*(15%)*	*(12%)*	*322*	*365*	*(12%)*
*Tableware Products**	*55*	*61*	*59*	*(7%)*	*(10%)*	*116*	*116*	*(1%)*
Sales (Million Dollars)	22	24	26	(15%)	(6%)	46	53	(13%)
*Kitchenware Products**	*14*	*16*	*18*	*(19%)*	*(8%)*	*30*	*37*	*(19%)*
*Tableware Products**	*5*	*6*	*6*	*(12%)*	*(7%)*	*11*	*12*	*(9%)*
Volume								
Kitchenware Products				*(6%)*	*(11%)*			*(2%)*
Tableware Products				*4%*	*(5%)*			*10%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division

Operating Income, EBITDA and Margins

Operating income for 2Q03 decreased year-over-year by 50% to Ps.15 million. Operating margin for the quarter declined to 7% from 12% for 2Q02. The 50% reduction in EBIT was mainly due to:

- The above-mentioned decline in revenues;
- Lower absorption of direct costs and overhead expenses at the Kitchenware business as volumes sold for these operations experienced a sharp decrease;

EBITDA for the quarter was Ps.33 million, a 29% year-over-year decline. EBITDA margin decreased to 14% from 18% for 2Q02.

For the six-month period, operating income was Ps.40 million, a 44% reduction from 2Q02. Operating margin decreased year-over-year to 8% from 14%. EBITDA declined year-over-year by 26% to Ps.75 million. EBITDA margin was 15%, down from 19% for the same period last year.

For the second half of the year, management expects operating margins of this division to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented across the Company.

Table 9: Operating Income and EBITDA - Housewares Division

	2Q03	1Q03	2Q02	YoY % Change	QoQ % Change	6-mo 2003	6-mo 2002	YoY % Change
Operating Income								
Million Pesos	15	24	31	(50%)	(37%)	40	70	(44%)
Margin	*7%*	*9%*	*12%*			*8%*	*14%*	
Million Dollars	1	2	3	(53%)	(34%)	4	7	(49%)
EBITDA								
Million Pesos	33	42	47	(29%)	(21%)	75	100	(26%)
Margin	*14%*	*16%*	*18%*			*15%*	*19%*	
Million Dollars	3	4	5	(33%)	(18%)	7	10	(32%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$710 million for fiscal year 2002, and EBITDA of US$140 million, representing a margin of 20% percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

# # #

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of June 30, 2003)

	Three-Month Period Ended June 30	
	2003	**2002**
ASSETS		
Current		
Cash and temporary investments	1,146	1,400
Trade receivables, net	1,199	1,199
Other receivables	228	189
Inventories	723	663
Other assets	21	22
Property, Plant and Equipment	**5,650**	**5,298**
Other Assets	**827**	**733**
TOTAL ASSETS	**9,794**	**9,505**
LIABILITIES		
Current		
Short term debt	175	44
Current portion of long term debt	0	0
Suppliers	540	442
Other liabilities (Income tax, EPS, others)	684	725
Long term		
Long term debt	2,498	2,548
Deferred taxes	519	576
Long term sundry creditors	218	164
Stockholders' Equity	**5,161**	**5,006**
Total Liabilities and Stockholders' Equity	**9,794**	**9,505**

	Second Quarter	
	2003	**2002**
Net Debt	1,526	1,192
Cash Position	1,146	1,400
EBITDA/Interest Expense[1]	10x	10x
Debt to EBITDA[2]	2.34	1.67

[1] *Trailing twleve-months EBITDA to trailing twelve months interest expense*
[2] Debt to twelve-months EBITDA.

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of June 30, 2003)

INCOME STATEMENT

	Three-Month Period ended Ended June 30			Six-Month Period ended Ended June 30		
	2003	2002	% Change	2003	2002	% Change
Net Sales	**1,520**	**1,737**	**(12%)**	**3,231**	**3,460**	**(7%)**
Metal Mechanical Division	583	712	(18%)	1,182	1,344	(12%)
Building Materials Division	706	773	(9%)	1,562	1,601	(2%)
Housewares Division	231	257	(10%)	488	515	(5%)
Cost of Sales	1,252	1,295	(3%)	2,572	2,595	(1%)
Operating expenses	231	209	11%	469	383	23%
Operating income	**37**	**233**	**(84%)**	**190**	**482**	**(61%)**
Metal Mechanical Division	(13)	120	NA	11	183	(94%)
Building Materials Division	36	82	(56%)	141	228	(38%)
Housewares Division	15	31	(50%)	40	70	(44%)
EBITDA	**182**	**359**	**(49%)**	**477**	**732**	**(35%)**
Metal Mechanical Division	55	181	(70%)	143	309	(54%)
Building Materials Division	95	131	(27%)	261	323	(19%)
Housewares Division	33	47	(29%)	75	100	(26%)
Comprehensive Financial Cost	**(79)**	**258**		**13**	**238**	
Financial expenses	27	32		56	75	
Financial income	(23)	(23)		(49)	(42)	
Foreign exchange fluctuation	(102)	255		(21)	237	
Derivatives	17	0		38	0	
Monetary gains	1	(6)		(11)	(32)	
Other Income, Net	(49)	6		(39)	14	
Income Tax	55	(14)		73	90	
Employees' profit sharing	7	(2)		10	(2)	
Net Income	103	(15)	NA	133	142	**(6%)**
Minority Interest	3	(10)	NA	2	(2)	(212%)
Net Income of Majority Interest	100	(4)	NA	131	144	**(9%)**
Net Income per Share	0.35	(0.02)	NA	0.46	0.51	(10%)
Net Income per ADS	2.10	(0.09)	NA	2.77	3.06	(10%)
Operating cashflow per share	0.64	1.27	(50%)	1.68	2.59	(35%)
Operating cashflow per ADS	3.85	7.62	(50%)	10.08	15.54	(35%)
# of Shares Outstanding	283,972	282,617	NA	283,972	282,617	NA

MARGINS	Three Month Period Ended June 30		Six Month Period Ended June 30	
	2003	2002	2003	2002
Operating Margin	**2%**	**13%**	**6%**	**14%**
Metal Mechanical Division	*(2%)*	*17%*	*1%*	*14%*
Building Materials Division	*5%*	*11%*	*9%*	*14%*
Housewares Division	*7%*	*12%*	*8%*	*14%*
EBITDA Margin	**12%**	**21%**	**15%**	**21%**
Metal Mechanical Division	*9%*	*25%*	*12%*	*23%*
Building Materials Division	*14%*	*17%*	*17%*	*20%*
Housewares Division	*14%*	*18%*	*15%*	*19%*
Net Income Margin	**7%**	**(0%)**	**4%**	**4%**